Exhibit 99.1

ArcelorMittal announces share buyback program

15 February 2021, 08:00 CET

ArcelorMittal (‘the Company’) today announces a share buyback program (the ‘Program’) under the authorization given by the annual general meeting of shareholders held on June 13, 2020 (the ‘AGM Authorization’).

For the background to this Program, reference is made to the Company’s press release dated 9 February relating to the Company selling 40 million Cleveland-Cliffs common shares for gross proceeds of US$652 million.

The shares acquired under the Program are intended:

1) To meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities, and/or;
2) To reduce its share capital.

ArcelorMittal intends to repurchase shares for an aggregate maximum amount of US$650 million in accordance with the AGM Authorization and applicable market abuse regulations. The Program will commence today1.

Furthermore, on completion of the Program, ArcelorMittal will commence a further share buyback program for an aggregate amount of US$570 million, in-line with the Company’s new capital returns policy announced on 11 February in the Company’s fourth quarter and full year 2020 financial results. Both share buybacks programs will be completed by 31 December 2021. Further details regarding this second share buyback program will be announced ahead of its commencement.

ENDS

1 The Significant Shareholder has declared its intention to enter into a share repurchase agreement with ArcelorMittal, to sell each trading day on which ArcelorMittal has purchased shares under the Program, an equivalent number of shares, at the proportion of the Significant Shareholder’s stake in the Company of 36.34% of issued and outstanding shares of ArcelorMittal, at the same price as the shares repurchased on the market. The effect of the share repurchase agreement is to maintain the Significant Shareholder’s voting rights in ArcelorMittal’s issued share capital (net of treasury shares) at the current level, pursuant to the Program.